UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)

                             ThermoTrex Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883666 10 9
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                April 16, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          14,022,678
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           14,022,678
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           14,022,678
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           73.7%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in April, 1999, of more than one percent.

Item 3.     Source and Amount of Funds or Other Consideration.

      The first two sentences of Item 3 are hereby amended and restated in their entirety as follows:

      The Reporting Person has expended approximately $1,872,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 14,022,678 Shares, or approximately 73.7% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 182,201 Shares or approximately 1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 112,100 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         6,000
Peter O. Crisp                                           40,288
Elias P. Gyftopoulos                                      6,000

George N. Hatsopoulos                                    44,889
John N. Hatsopoulos                                      23,844
Brian D. Holt                                                 0
Frank Jungers                                            12,500
Paul F. Kelleher                                          8,916
John T. Keiser                                                0
Theo Melas-Kyriazi                                        5,000
Earl R. Lewis                                                 0
Robert A. McCabe                                         11,500
Donald E. Noble                                           6,000
Robert W. O'Leary                                         1,500
Hutham S. Olayan                                          6,000
William A. Rainville                                      1,797
Arvin H. Smith                                            1,967
Richard F. Syron                                              0
Roger D. Wellington                                       6,000
All directors and current executive                     182,201
officers as a group (19 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Melas-Kyriazi, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. O'Leary, Mr. Wellington, and all directors and executive officers as a group include 6,000, 7,600, 6,000, 30,000, 21,000, 6,000, 5,000, 5,000, 6,000, 6,000, 6,000, 1,500,
6,000 and 112,100 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Mr. Crisp and all directors and executive officers as a group include 3,564 full Shares allocated to Mr. Crisp's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 160 Shares held by his spouse. Shares beneficially owned by Ms. Olayan do not include 10,000 Shares owned by Crescent Growth Fund Ltd., a member of the Olayan Group which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund Ltd.

      (c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

Date           Amount        Price Per Share                Transfer Type
-------------------------------------------------------------------------------
04/08/99      500              $5.50                   Open Market Purchase
04/08/99      29,900           $5.75                   Open Market Purchase
04/08/99      30,600           $5.875                  Open Market Purchase
04/09/99      300              $5.875                  Open Market Purchase
04/09/99      11,800           $6.125                  Open Market Purchase
04/09/99      1,500            $6.25                   Open Market Purchase
04/09/99      11,100           $6.375                  Open Market Purchase
04/09/99      10,600           $6.50                   Open Market Purchase
04/09/99      10,000           $6.625                  Open Market Purchase
04/12/99      1,000            $6.8125                 Open Market Purchase
04/12/99      200              $6.875                  Open Market Purchase
04/12/99      500              $6.9375                 Open Market Purchase
04/12/99      10,000           $7.00                   Open Market Purchase
04/12/99      5,500            $7.0625                 Open Market Purchase
04/12/99      7,700            $7.25                   Open Market Purchase
04/12/99      9,100            $7.375                  Open Market Purchase
04/13/99      2,000            $7.50                   Open Market Purchase
04/13/99      1,700            $7.5625                 Open Market Purchase
04/13/99      10,100           $7.625                  Open Market Purchase
04/13/99      7,800            $7.8125                 Open Market Purchase
04/13/99      14,400           $8.00                   Open Market Purchase
04/15/99      2,100            $7.75                   Open Market Purchase
04/15/99      100              $7.625                  Open Market Purchase

04/16/99      8,900            $8.00                   Open Market Purchase
04/16/99      1,000            $8.0625                 Open Market Purchase
04/16/99      13,300           $8.125                  Open Market Purchase
04/16/99      7,000            $8.1875                 Open Market Purchase
04/16/99      6,200            $8.25                   Open Market Purchase
04/16/99      2,300            $8.4375                 Open Market Purchase
04/19/99      2,000            $8.3125                 Open Market Purchase
04/19/99      4,000            $8.375                  Open Market Purchase
04/20/99      6,000            $8.375                  Open Market Purchase
04/20/99      6,000            $8.4375                 Open Market Purchase
04/20/99      6,000            $8.50                   Open Market Purchase
04/21/99      1,700            $8.625                  Open Market Purchase
04/22/99      11,500           $8.625                  Open Market Purchase
04/23/99      2,400            $8.50                   Open Market Purchase


      To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 14,022,678 Shares beneficially owned by the Reporting Person, (i) 370,370 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 83,800 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 43,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 30,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 21,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 7,600 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Theo Melas-Kyriazi has the right to acquire 5,000 shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 14, 1999                      THERMO ELECTRON CORPORATION




                                        By:  /s/ Theo Melas-Kyriazi
                                             Theo Melas-Kyriazi
                                             Vice President and
                                             Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron

Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron